B.O.S. BETTER ON-LINE SOLUTIONS LTD.
                                   BEIT RABIN
                            TERADION INDUSTRIAL ZONE
                                 MISGAV, ISRAEL

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON MAY 22, 2003

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better On-Line Solutions Ltd. (the "Company") to be held in Israel at the Company's offices at Beit Rabin, Teradion Industrial Zone, Misgav, Israel, on May 22, 2003 at 11 a.m. local time, and thereafter as it may be adjourned from time to time (the "Meeting") for the following purposes:

1.   To determine the size of the Board of Directors.

2. To elect the members of the Board of Directors of the Company, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.

3. To reappoint Kost, Forer & Gabbay, a member of Ernst & Young International, Ltd. as the Company's Independent Public Accountants.

4.   To ratify and approve the adoption of the 2003 Stock Option Plan.

5. To effect a reverse-split of the Company's Ordinary Shares with a 1:4 ratio, and to amend article 4.1 of the Company's Articles of Association and section 4 of the Company's Memorandum of Association accordingly.

6.   To amend certain articles of the Company's Articles of Association.

7. To receive the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2001.

8. To transact such other business as may properly come before the Meeting or any adjournments thereof.

Pursuant to the Company's Articles of Association, the Board of Directors has fixed the close of business on April 23, 2003 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

All the proposals are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Special Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the meeting. The Company's Proxy Statement is furnished herewith.

Joint  holders of Ordinary  Shares  should  take note that,  pursuant to Article
14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders' register.

                      By Order of the Board of Directors,

         Zvika Greengold                                 Israel Gal
Chairman of the Board of Directors         President and Chief Executive Officer


April, 2003


YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED STAMPED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY'S CORPORATE OFFICE NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

                      B.O.S. BETTER ON-LINE SOLUTIONS LTD.
                                   BEIT RABIN
                            TERADION INDUSTRIAL ZONE
                                 MISGAV, ISRAEL

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON MAY 22, 2003

                                PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value (the "Ordinary Shares"), of B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") in connection with the solicitation by the Board of Directors for use at the Special Meeting of Shareholders of the Company to be held in Israel at the Company's offices at Beit Rabin, Teradion Industrial Zone, Misgav, Israel, on May 22, 2003 at 11 a.m. local time, and thereafter as it may be adjourned from time to time (the "Meeting"). At the Meeting, shareholders of the Company will be asked, to vote upon the following matters:

1.   To determine the size of the Board of Directors.

2. To elect the members of the Board of Directors of the Company, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.

3. To reappoint Kost, Forer & Gabbay, a member of Ernst & Young International, Ltd. as the Company's Independent Public Accountants.

4.   To ratify and approve the adoption of the 2003 Stock Option Plan.

5. To effect a reverse-split of the Company's Ordinary Shares with a 1:4 ratio, and to amend article 4.1 of the Company's Articles of Association and section 4 of the Company's Memorandum of Association accordingly.

6.   To amend certain articles of the Company's Articles of Association.

7. To receive the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2001.

8. To transact such other business as may properly come before the Meeting or any adjournments thereof.

     A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. By appointing "proxies," shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders enclosed with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present.

     The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the Company at its mailing address, which is c/o American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005, USA, by the substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the meeting.

     The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about April 24, 2003. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, telegraph, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

     SHAREHOLDERS ENTITLED TO VOTE. Only holders of record of Ordinary Shares at the close of business on April 23, 2003 are entitled to notice of and to vote at the Meeting. The Company had 15,238,156 Ordinary Shares issued and outstanding on April 1, 2003, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 25% of the voting rights, will constitute a quorum at the Meeting.

     VOTES REQUIRED. All proposals are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.


I.   PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of April 1, 2003, information to the best of the Company's knowledge, as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company's outstanding Ordinary Shares and as to all directors and officers of the Company as a group. There were 15,238,156 shares outstanding as of April 1, 2003.

--------------------------------------------------------------------------------
                                                   Shares Beneficially Owned
--------------------------------------------------------------------------------
Name and Address                               Number              Percent
--------------------------------------------------------------------------------
Catalyst Investments, LP                       3,789,100           24.9%
3 Daniel Frisch Street,
Tel-Aviv 64731, Israel
--------------------------------------------------------------------------------
Mr. Israel Gal (1)                             1,285,329            8.4%
C/o B.O.S. Better OnLine Solutions Ltd.
100 Bos Drive
Teradion 20197, Israel
--------------------------------------------------------------------------------
Ms. Yael Gal (2)                               977,869            6.4%
C/o B.O.S. Better OnLine Solutions Ltd.
100 Bos Drive
Teradion 20197, Israel
--------------------------------------------------------------------------------
Mr. Jacob Lee                                  507,620            3.3%
2230 Brandon Place West
Linn, Oregon 97068, USA
--------------------------------------------------------------------------------
Ms. Miran Lee                                  507,618            3.3%
2230 Brandon Place West
Linn, Oregon 97068, USA
--------------------------------------------------------------------------------
M. Wertheim Holdings, Ltd. (3)                 1,119,832          7.3%
Twin Towers 2, 35 Zabotinski Street
Ramat-Gan, Israel
--------------------------------------------------------------------------------
Isal Amlat (1993) Ltd. (4)                     800,876            5.2%
16 Hagalim Blvd
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Herzliya 46733, Israel                         800,876              5.2%
D. Partners (Israel) LP(5)
16 Hegalim Blvd
Herzliya 46733, Israel
--------------------------------------------------------------------------------
D. Partners (BVI) LP(6)                        800,876              5.2%
Craigmuir Chambers
Road Town Tortola
P.O. Box 71
British Virgin Islands
--------------------------------------------------------------------------------
Officers and directors as a group (7)          1,285,329            8.4%
--------------------------------------------------------------------------------


(1) Does not include indirect ownership of 977,869 Ordinary Shares owned by Ms. Yael Gal, Mr. Israel Gal's spouse, as to which Mr. Gal disclaims beneficial ownership. Does not include 375,000 options held by Mr. Gal. Does not include indirect ownership in 1,015,238 Ordinary Shares owned by Mr. Jacob Lee and Ms. Miran Lee, with whom Mr. Israel Gal as Ms. Yael Gal have a voting agreement.

(2) Does not include indirect ownership of 1,285,329 Ordinary Shares owned by Mr. Israel Gal, Ms. Yael Gal's spouse, as to which Ms. Gal disclaims beneficial ownership. Does not include indirect ownership in 1,015,238 Ordinary Shares owned by Mr. Jacob Lee and Ms. Miran Lee, with whom Mr. Israel Gal as Ms. Yael Gal have a voting agreement.

(3) Does not include 338,520 exercisable warrants held by this group, at an exercise price of $10 per warrant.

(4) Includes indirect ownership of 22,039 Ordinary Shares owned by D. Partners (Israel) LP and indirect ownership of 40,929 Ordinary Shares owned by D.
Partners (BVI) LP, under a mutual voting agreement. Does not include 349,830 exercisable warrants held by this group, at an exercise price of $10 per warrant.

(5)  Includes indirect  ownership of 40,929 Ordinary Shares owned by D. Partners
(BVI) LP and indirect  ownership of 737,908  Ordinary Shares owned by Isal Amlat
(1993)  Ltd,  under  a  mutual  voting  agreement.   Does  not  include  349,830
exercisable warrants held by this group, at an exercise price of $10 per warrant.

(6) Includes indirect ownership of 22,039 Ordinary Shares owned by D. Partners (Israel) LP and indirect ownership of 737,908 Ordinary Shares owned by Isal Amlat (1993) Ltd, under a mutual voting agreement. Does not include 349,830 exercisable warrants held by this group, at an exercise price of $10 per warrant.

(7) Does not include indirect ownership of 977,869 Ordinary Shares owned by Ms. Yael Gal, Mr. Israel Gal's spouse, as to which Mr. Gal disclaims beneficial ownership. Does not include indirect ownership in 1,015,238 Ordinary Shares owned by Mr. Jacob Lee and Ms. Miran Lee, with whom Mr. Israel Gal as Ms. Yael Gal have a voting agreement. Does not include 675,000 options to purchase Ordinary Shares of the Company granted to Officers and/or Directors of the Company.


II.  RESOLUTIONS

1.   DETERMINATION OF THE SIZE OF THE BOARD

     In April 2001, the shareholders resolved to set the number of directors serving on the Company's Board of Directors, at eleven. Article 16.1 of the Company's Articles of Association provides that the number shall not be less than four nor more than eleven. The Board of Directors is of the opinion that the maximum number of directors should be reduced, due to efficiency and cost reduction considerations. At the meeting, the Board of Directors will propose that the following resolution be adopted (in addition to the proposal to amend article 16.1 - see proposal 6 ahead):

"RESOLVED, to set the size of the Board of Directors at 9 members."

     Upon receipt of a properly signed and dated proxy and under otherwise constructed on the Proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

2.   ELECTION OF DIRECTORS

     At the Meeting six (6) directors are nominated to be elected, out of which three currently serve on the Board of Directors at this time (together with the two external directors, as explained below).

     Section 239 of the Israeli Companies Law, 1999, requires that companies whose shares are publicly traded have at least two external directors on the board of directors. Dr. Yael Ilan (elected in November 2002) and Prof. Adi Raveh (elected in February 2003) currently serve as external directors. Their service term is three years.

     The rest of the directors are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified. It is the intention of the persons named in the proxy to vote for the election of the six nominees named below, each to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions of the Articles of Association of the Company. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. If any of the nominees are unable to serve, the persons named in the proxy will vote the shares for the election of such other nominees as the Board of Directors may propose. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

NOMINEES FOR THE BOARD OF DIRECTORS

Certain information concerning the nominees:

------------------------ ----- --------------------- --------------- -----------
NAME                      AGE   POSITION              ORDINARY        PERCENTAGE
                                                      SHARES          OF
                                                      BENEFICIALLY    BENEFICIAL
                                                      OWNED           HOLDINGS
------------------------ ----- --------------------- --------------- -----------
Mr. Zvi Greengold(2)(3)    51   Chairman of the           -----         -----
                                Board of Directors
------------------------ ----- --------------------- --------------- -----------
Mr. Israel Gal(3)          52   Director, Chief       1,285,329 (4)      8.4%
                                Executive Officer
                                and President
------------------------ ----- --------------------- --------------- -----------
Mr. Eli Ben-Mayor(1)       62   Director                  -----         -----
------------------------ ----- --------------------- --------------- -----------
Mr. Yair Shamir            58                               *             *
------------------------ ----- --------------------- --------------- -----------
Mr. Edouard Cukierman      38                             -----         -----
------------------------ ----- --------------------- --------------- -----------
Mr. Boaz Harel             39                             -----         -----
------------------------ ----- --------------------- --------------- -----------

*    Represents indirect holdings of less than 1%.

(1)  Member of the Audit Committee.

(2)  Member of the Investment Committee.

(3)  Member of the Remuneration Committee.

(4) Does not include indirect ownership of 979,169 Ordinary Shares owned by Ms. Yael Gal, Mr. Israel Gal's spouse, as to which Mr. Gal disclaims beneficial ownership.

MR. ZVI GREENGOLD, 51, has been a director since June 2002, and was appointed Chairman in September 2002. Mr. Greengold is currently self-employed in the field of industrial management, promotion and consulting, and serves as Chairman of Polysac Ltd. From 2000 to 2001 he served as Managing Director Caribbean Petroleum, Corp., a company that manufactures and markets fuel products in Puerto Rico. From 1999 to 2000 he served as General Manager of the Israeli Oil Refineries Ltd. From 1996 to 1998 Mr Greengold served as Managing Director of Electrochemical Industries (1952) Ltd. (traded on TASE), company that manufactures polyvinyl chloride and unorganic chemicals. From 1986 to 1996 he held various positions with Electrochemical Industries (1952) Ltd., including Chief Financial Officer, Vice President Organization and Logistics, Vice President of Finance and Organization and Vice Managing Director. Mr Greengold currently serves as an external director of two public Israeli companies. He holds a B.A degree Economics and Administration from the Rupin College in Israel.

MR. ISRAEL GAL, 52, B.O.S.' founder, served as B.O.S.' Chief Executive Officer and President from inception in 1990 until January 2002, and then again from September 2002 until today. Mr. Gal was the Chairman of the Board of Directors from 1990 until 2000 and also serves as the CEO of one of the Company's subsidiaries, BOScom Ltd. From 1983 to 1989, Mr. Gal served as IBM mid-range product manager at IIS. In 1989, Mr. Gal served as the product manager for sales and marketing of IIS in the United States. In 1979, Mr. Gal co-founded Liad Electronics Ltd. where he worked until 1983. From 1976 to 1979, Mr. Gal served as research and development engineer and product manager for Elbit Ltd. Mr. Gal received a

Bachelors  of  Science  in  Electronic   Engineering  from  the  Technion-Israel
Institute of Technology (the "Technion").

MR. ELI BEN-MAYOR, 62, has been a director since June 2002. Mr. Ben-Mayor currently serves as General Manager of ACME International Trading Ltd., a subsidiary of a multi-national corporation, specializing in importation, packaging and distribution of white cement, operating an advanced storage and production facility near the Ashdod port. Previously he was the General Manager of Rogosin Ltd. where he implemented a program geared to improve the operational and financial situation of the company. Prior to joining Rogosin, Mr. Ben-Mayor served as General Manager of several companies within the Clal Industries group. Recently he concluded a five-year service term as a director of ICL Israel Chemicals Financing and Issuing Ltd. Mr. Ben-Mayor holds a B.Sc. degree in Mechanical Engineering from the Technion - Israel Institute of Technology, and an MBA from Tel-Aviv University.

MR. YAIR SHAMIR, 58, is the Chairman of the Catalyst Fund since 1999. He served as VCON Communication Chief Executive Officer and Director since 1997. From 1995 to 1997, Mr. Shamir served as Executive Vice President of the Challenge Fund-Etgar L.P., an Israeli venture capital firm. From 1993 to 1995, he served as Chief Executive Officer of Elite Food Industries Ltd., one of Israel's largest branded food product companies. From 1988 to 1993, he served as Executive Vice President and General Manager of Scitex Corporation Ltd., a leading supplier of computer graphic systems. From 1963 to 1988, Mr. Shamir served in the Israeli Air Force as a pilot and commander. During his term in the Air Force, he attained the rank of colonel and the served as head of the Electronics Department, the highest professional electronics position within the Air Force. Mr. Shamir currently serves as a director of several public companies listed on the NASDAQ including, Orckit Communications Ltd, Mercury Interactive Corporation and DSP Group Corporation as well as serving as a director of several private companies. Mr. Shamir is the Chairman of The Catalyst Fund, an Israel-based venture capital fund investing in late-stage companies mainly in the high technology sector. Mr Shamir holds a B.Sc. in Electronic Engineering from the Technion - Israel Institute of Technology.

MR. EDOUARD CUKIERMAN, 38, is the Chairman of Cukierman & Co. Investment House and CEO of the Catalyst Fund. He served until March 2000 as General Manager of Astra Technological Investment Ltd., the first Israeli firm listed in Paris. Edouard Cukierman is on the board of numerous High-Tech companies including VCON, MTI and Orex. He is also a board member of Lamina Technologies in Switzerland, of Compagnie Financiere Otto in Paris, a French investment house and the Vice Chairman of Citec Environnement in France. In addition, Mr.
Cukierman is on the board of the Israel-France Chamber of Commerce and Sar-El, an Israeli Defense Forces volunteer organization. Mr. Cukierman holds an M.B.A. from INSEAD, Fontainebleau, France and a B.Sc. from the Technion - Israel Institute of Technology.

MR. BOAZ HAREL, 39, serves as the managing partner in Catalyst, bringing 14 years of management experience in various industries including hi-tech to the Catalyst management team. From January 1993 until June 1997, Boaz served as President and CEO of Leedan Holdings, a holding company with major stakes in approximately 25 companies with accumulated revenues in excess of $1 Billion. From June 1996 until January 2001, he worked in Leedan's NY office in order to develop these investments. Boaz oversaw acquisitions and new investments, and developed a reputation as a company turn-around specialist. In January 1990, he established Mashik- Research & Systems for Business Development Ltd., a consulting firm consisting of 40 management consultants and industrial engineers. Mr. Harel holds a B.Sc. in Industrial and Management Engineering from the Technion - Israel Institute of Technology.

INFORMATION REGARDING THE INCUMBENT EXTERNAL DIRECTORS:

DR. YAEL ILAN, 54, has been an external director since November 2002. Dr. Ilan is the president of Yedatel Ltd., an economic consulting company, and serves as a director in a number of corporations, most of them in the technology sector. Until 1998 she served on the board of Bezeq - Israel's Telecommunication Company in which she headed the committee of technological policy and infrastructure and was a member of the audit committee and the committee for strategic planning and investment. From 1998 through 2000 she served as an external director of Elron Industries. In 2000-01 she founded and managed Optichrom, an optical component start-up. From 1995 through 2000 Dr. Ilan served as the head of program of the Broad Band Communication, a consortium of MAGNET - the Israeli Government hi-tech cooperation initiative. Dr. Ilan holds a Ph.D. in industrial engineering from Stanford University, a Ph.D. in physical chemistry from the Hebrew
University and a Masters degree in business administration from the Hebrew University.

PROF. ADI RAVEH, 55, has been an external director since February 2003. Prof. Raveh is a professor and head of the B.A. Program at the School of Business Administration, Hebrew University, Jerusalem. Since 1998 he served as an external director at Clal Insurance Company Ltd. Since 2002 he served as the Chairman of the Board of Jerusalem Capital Markets Underwriting limited. He also serves as a director of Meitav - a Mutual Funds Management company (since 1995), and as a director of Peilim - a Portfolio Management company -part of Bank Hapoalim Group (since 1996). Since 1992 he is a director who represents the Hebrew University at Hi-Tech - a Technology Entrepreneurship located at Har-Hahotzvim, Jerusalem. Prof. Raveh also serves as a director of two start-up companies: A.D.M (Advanced Dialysis Methods Ltd.) and Virtouch Ltd. Between 1994-1999 he served as a director and a member of the executive committee of the Bank of Jerusalem, Ltd. Between 1996-1998 he served as a member of an ad-hoc committee of the Council of Higher Education. In 1999 he served as a member of the Budget Committee for Research at the Israel Science Foundation. Prof. Raveh holds a Ph.D. from the Hebrew University. He is the author of about 50 professional publications, was a visiting professor at Stanford University, Columbia University and Baruch College, N.Y., and has received a number of grants and honors.

COMPENSATION OF DIRECTORS AND OFFICERS

     The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and officers of the Company as a group for the year ended December 31, 2002:

------------------------------ --------------------------- ---------------------
                                Salaries, Directors' Fees, Pension, Retirement Service Fees, Commissions and Similar Benefits and Bonuses
------------------------------ --------------------------- ---------------------
2002 - All directors and
officers as a group (9 persons)          $507,000                   $28,000
------------------------------ --------------------------- ---------------------

     Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to said officers and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to elect the following persons to serve as members of the Board of Directors of the company: Zvika Greengold, Israel Gal, Eli Ben-Mayor, Yair Shamir, Edouard Cukierman and Boaz Harel, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

3.   APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     The Board of Directors recommends that the shareholders reappoint Kost, Forer & Gabbay, a member of Ernst & Young International, Ltd., as the independent public accountants of the Company, until the next annual general meeting of shareholders. Kost, Forer & Gabbay have served as the Company's auditors since the first quarter of 2002.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, that Kost, Forer & Gabbay be, and they hereby are, reappointed as independent public accountants of the company, until the next annual general meeting of shareholders."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

4.   APPROVAL OF 2003 STOCK OPTION PLAN

     The Board of Directors recommends that the Shareholders ratify and approve the adoption of the 2003 Stock Option Plan (the "2003 Plan"), a copy of which is attached hereto as APPENDIX A, under which employees, directors, consultants and service providers of the Company or its subsidiaries may be offered an opportunity to acquire Ordinary Shares of the Company. 2,500,000 Ordinary Shares par value NIS 1.00 will be reserved from the Company's authorized but unissued share capital (or 625,000 Ordinary Shares par value NIS 4.00, in the event that the shareholders will approve a reverse-split with a ratio of 1:4, as proposed in proposal 5), in order to grant options pursuant to the 2003 Plan. Due to the recently implemented Israeli tax reform, further issuances are no longer possible under some of the Company's existing employee option plans. The Board has resolved that no further grants shall be made from the existing plans, which, as of December 31, 2002, had in the aggregate 1,096,000 options left for issuance from the existing option pools previously approved by the shareholders.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to ratify and approve the adoption of the 2003 Stock Option Plan, as recommended by the Board of Directors."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

5.   REVERSE-SPLIT OF THE COMPANY SHARES

     The Company's ordinary shares have been trading under the $1.00 per share continued listing requirement of the Nasdaq National Market, for the past few months. The Company received notice from the Nasdaq Stock Market that its ordinary shares were subject to delisting from the Nasdaq National Market for failure to meet Nasdaq's minimum bid price and shareholders' equity requirements ($10 million) for continued listing on the National Market, and requested a hearing, which was held on February 13, 2003. At the hearing the Company informed the Nasdaq Listing Qualifications Panel of its intent to attempt to cure this deficiency by seeking shareholder approval at the annual meeting to effect a reverse split.

     As a result of the hearing and supplemental information presented to the Nasdaq Listing Qualifications Panel by the Company, the Panel, in a letter dated March 31, 2003, advised that it was of the opinion that the Company had presented a definitive plan that will enable it to evidence compliance with all requirements for continued listing on the Nasdaq National Market within a reasonable period of time and to sustain compliance with those requirements over the long term. Accordingly, the Panel determined to continue the listing of the Company's securities on the Nasdaq National Market pursuant to a detailed exception, which includes the filing of a proxy statement evidencing its intent to seek shareholder approval for a reverse stock split sufficient to satisfy the $1.00 bid price requirement, and the demonstration of a closing bid price of at least $1.00 per share on or before June 2, 2003, and immediately thereafter evidencing such a closing bid price for a minimum of ten consecutive trading days.

     The Board of Directors recommends effecting a reverse-split with a 1:4 ratio, where four Ordinary Shares of the Company NIS 1 nominal value each, will be consolidated into one Ordinary Share, NIS 4 nominal value. This would bring about a reclassification of the Company's registered and issued share capital, such that the Company's registered share capital would be comprised of 8,750,000 Ordinary Shares NIS 4 nominal value each, and its issued share capital would be approximately 3,809,539 Ordinary Shares NIS 4 nominal value each. The reverse-split will affect all Company shareholders uniformly and will not affect any shareholder's percentage ownership interest in the Company, except to the extent that the reverse-split will result in any of the shareholders owning a fractional share or option (see below).

     The exercise price and the number of shares issuable pursuant to certain outstanding options and warrants will automatically be adjusted in accordance with such reverse-split. Thus, for every 4 old shares previously issuable upon exercise of the options or warrants, the holders of these convertible securities will, upon exercise thereof, now receive one Ordinary Share of NIS 4 nominal value for the same aggregate amount of consideration paid.

     No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares which are one-half share or more will be increased to the next higher whole number of shares and all fractional shares which are which are less than one-half share will be decreased to the next lower whole number of shares.

     It is anticipated by the Board of Directors, that the increase in the price level of the Ordinary Shares as a consequence of the reverse-split might be proportionately less than the decrease in the number of Ordinary Shares outstanding, thus reducing the aggregate market value of the Company. However, although no assurance can be given, it is anticipated that this reverse-split will have the effect of sufficiently raising the bid price of the Company's Ordinary Shares above $1.00 per share. The Company cannot however assure that it will be able to continue to meet this or other Nasdaq requirements (such as publicly held shares with a value of at least $5 million, another deficiency that recently arose), to maintain its Nasdaq National Market listing, in which case it will apply for a transfer of its Ordinary Shares to the Nasdaq Small Cap Market.

     After the effective date of the reverse-split (to be determined by the Board), shareholders will be notified and requested to surrender their old share certificates for certificates representing new shares. Until so surrendered, each certificate representing old shares will be deemed for all corporate purposes after such effective date to evidence ownership of new shares in the appropriate reduced number. The transfer agent for the Company is American Stock Transfer and Trust Company, 40 Wall Street, New York, NY 10005. Shareholders holding Company shares in "street name" through a bank, broker or other nominee will effect the reverse-split for their beneficial owners.

At the meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to effect a reverse-split of the Company's Ordinay Shares (on the effective date to be determined by the Board) where each four Ordinary Shares NIS 1 nominal value each will be consolidated into one single Ordinary Share of NIS 4 nominal value, such that the registered share capital of the Company will be 8,750,000 Ordinary Shares NIS 4 nominal value each, ranking pari passu in all respects, as recommended by the Board of Directors. All fractional shares which are one-half share or more will be increased to the next higher whole number of shares and all fractional shares which are which are less than one-half share will be decreased to the next lower whole number of shares. Concurrently with the reverse-split, it is hereby resolved to amend article 4.1 of the Company's Articles of Association and section 4 of the Company's Memorandum of Association accordingly, to comply with the reverse-split effected."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

     Notwithstanding approval of this proposal by the shareholders, the Board of Directors may, in its sole discretion, determine not to effect, and abandon, the reverse-split without further action by the shareholders.

6.   AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

     The Board of Directors recommends adopting the following amendments to the Company's Articles of Association:

     (a) that article 16.1, currently reading: "THE NUMBER OF DIRECTORS IN THE COMPANY (INCLUDING EXTERNAL DIRECTORS) SHALL BE DETERMINED FROM TIME TO TIME BY THE ANNUAL GENERAL MEETING, PROVIDED THAT IT SHALL NOT BE LESS THAN FOUR NOR MORE THAN ELEVEN."

          shall be amended to read as follows: "THE NUMBER OF DIRECTORS IN THE COMPANY (INCLUDING EXTERNAL DIRECTORS) SHALL BE DETERMINED FROM TIME TO TIME BY THE ANNUAL GENERAL MEETING, PROVIDED THAT IT SHALL NOT BE LESS THAN FOUR NOR MORE THAN NINE"

          The purpose of this proposed amendment is that the maximum number of directors be nine instead of eleven, due to efficiency and cost reduction considerations.

     (b) article 14.7, currently reading: " A SHAREHOLDER MAY STATE THE WAY IN WHICH HE IS VOTING IN THE VOTING INSTRUMENT AND SEND IT TO THE COMPANY BY THE MEETING'S COMMENCEMENT. A VOTING INSTRUMENT IN WHICH A SHAREHOLDER STATES THE WAY IN WHICH HE IS VOTING, WHICH REACHES THE COMPANY BY THE COMMENCEMENT OF THE MEETING (INCLUDING THE ADJOURNED MEETING), SHALL BE DEEMED PRESENCE AT THE MEETING FOR THE PURPOSE OF CONSTITUTING THE QUORUM AS PROVIDED IN PARAGRAPH 13.1 ABOVE."

          shall be amended to read as follows: " A SHAREHOLDER MAY STATE THE WAY IN WHICH HE IS VOTING IN THE VOTING INSTRUMENT AND SEND IT TO THE COMPANY'S REGISTERED OFFICE AT LEAST 48 HOURS PRIOR TO THE MEETING'S COMMENCEMENT. A VOTING INSTRUMENT IN WHICH A SHAREHOLDER STATES THE WAY IN WHICH HE IS VOTING, WHICH REACHES THE COMPANY'S REGISTERED OFFICE AT LEAST 48 HOURS PRIOR TO THE MEETING (INCLUDING THE ADJOURNED MEETING), SHALL BE DEEMED PRESENCE AT THE MEETING FOR THE PURPOSE OF CONSTITUTING THE QUORUM AS PROVIDED IN PARAGRAPH 13.1 ABOVE."

          The purpose of this proposed amendment is to resolve the contradiction and to align this article with article 14.10 that reads: "The proxy instrument and power of attorney or a copy certified by an attorney shall be deposited at the Company's REGISTERED OFFICE AT LEAST 48 HOURS PRIOR TO the time fixed for the meeting or the adjourned meeting at which the person mentioned in the documents intends voting pursuant thereto."

     (c) article 16.9, currently reading: "EVERY BOARD OF DIRECTORS' MEMBER MAY, WITH THE BOARD OF DIRECTORS' CONSENT, APPOINT AN ALTERNATE FOR HIMSELF, PROVIDED THAT SOMEONE WHO WAS APPOINTED AS AN ALTERNATE FOR ANOTHER DIRECTOR AND/OR WHO IS ALREADY SERVING AS A DIRECTOR OF THE COMPANY MAY NOT BE APPOINTED AS AN ALTERNATE..."

          shall be amended to read as follows: "EVERY BOARD OF DIRECTORS' MEMBER MAY APPOINT AN ALTERNATE FOR HIMSELF, PROVIDED THAT SUCH AN APPOINTMENT SHALL NOT BE FOR A PERIOD EXCEEDING ONE MONTH, AND THAT SOMEONE WHO WAS APPOINTED AS AN ALTERNATE FOR ANOTHER DIRECTOR AND/OR WHO IS ALREADY SERVING AS A DIRECTOR OF THE COMPANY MAY NOT BE APPOINTED AS AN ALTERNATE..."

          The purpose of this proposed amendment is to cancel the need for Board consent when a director appoints an alternate for himself (such consent is not required by the Israeli Companies Law, 1999), and to limit the term of an alternate director to one month.

At the meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to amend articles 16.1, 14.7 and 16.9 of the Company's Articles of Association as recommended by the Board of Directors. "

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

7.   RECEIPT OF AUDITORS' REPORT AND FINANCIAL STATEMENTS.

     At the Meeting the shareholders shall receive and consider the Auditors' Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2001.

8.   OTHER BUSINESS

     The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the Ordinary Shares in accordance with their best judgment with respect to such matters.

                       By Order of the Board of Directors,

          Zvika Greengold                                Israel Gal
Chairman of the Board of Directors         President and Chief Executive Officer

April, 2003

                                                                      APPENDIX A

                       B.O.S BETTER ON-LINE SOLUTION LTD.

                       THE 2003 ISRAELI SHARE OPTION PLAN

   (*IN COMPLIANCE WITH AMENDMENT NO. 132 OF THE ISRAELI TAX ORDINANCE, 2002)

This plan, as amended from time to time, shall be known as B.O.S. Better On-Line Solution Ltd 2003 Israeli Share Option Plan (the "ISOP").

1.     PURPOSE OF THE ISOP

       The ISOP is intended to provide an incentive to retain, in the employ of the Company and its Affiliates (as defined below), persons of training, experience, and ability, to attract new employees, directors, consultants, service providers and any other entity which the Board shall decide their services are considered valuable to the Company, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to the ISOP.

2.     DEFINITIONS

       For purposes of the ISOP and related documents, including the Option Agreement, the following definitions shall apply:

       2.1    "AFFILIATE"  means any "employing  company"  within the meaning of
       Section 102(a) of the Ordinance.

       2.2 "APPROVED 102 OPTION" means an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Optionee.

       2.3    "BOARD" means the Board of Directors of the Company.

       2.4    "CAPITAL GAIN OPTION (CGO)" as defined in Section 5.4 below.

       2.5 "CAUSE" means, (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) any refusal to carry out a reasonable directive of the chief executive officer, the Board or the Optionee's direct supervisor, which involves the business of the Company or its Affiliates and was capable of being lawfully performed; (iii) embezzlement of funds of the Company or its Affiliates; (iv) any breach of the Optionee's fiduciary duties or duties of care of the Company; including without limitation disclosure of confidential information of the Company; and (v) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company.

       2.6    "CHAIRMAN" means the chairman of the Committee.

       2.7 "CODE" means the United States Internal Revenue Code of 1986, as now in effect or as hereafter amended.

       2.8 "COMMITTEE" means a share option compensation committee of the Board, designated from time to time by the resolution of the Board, which shall consist of no fewer than two members of the Board. The Committee shall consist of directors who are "outside directors" as defined in
       Section 162(m) of the Code and "Non-Employee Directors" as defined in Rule 16b-3 promulgated by the Securities and Exchange Commission under the United States Securities Exchange Act of 1934. The Board will be able to delegate its authorities to the Committee subject to any applicable law.

       2.9 "COMPANY" means B.O.S Better On-line Solution Ltd., an Israeli company.

       2.10   "COMPANIES LAW" means the Israeli Companies Law 5759-1999.

       2.11   "CONTROLLING SHAREHOLDER" shall have the meaning ascribed to it in
       Section 32(9) of the Ordinance.

       2.12 "DATE OF GRANT" means, the date of grant of an Option, as determined by the Board and set forth in the Optionee's Option Agreement.

       2.13 "EMPLOYEE" means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, but excluding Controlling Shareholder.

       2.14 "EXPIRATION DATE" means the date upon which an Option shall expire, as set forth in Section 10.2 of the ISOP.

       2.15 "FAIR MARKET VALUE" means as of any date, the value of a Share determined as follows:

       (i) If the Shares are listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market system, or the NASDAQ SmallCap Market of the NASDAQ Stock Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or such other source as the Board deems reliable.

       Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the Date of Grant the Company's shares are listed on any established stock exchange or a national market system or if the Company's shares will be registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company's shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be;

       (ii) If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or;

       (iii) In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

       2.16   "ISOP" means this 2003 Israeli Share Option Plan.

       2.17   "ITA" means the Israeli Tax Authorities.

       2.18 "NON-EMPLOYEE" means a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

       2.19   "ORDINARY INCOME OPTION (OIO)" as defined in Section 5.5 below.

       2.20 "OPTION" means an option to purchase one or more Shares of the Company pursuant to the ISOP.

       2.21   "102 OPTION"  means any Option  granted to  Employees  pursuant to
       Section 102 of the Ordinance.

       2.22 "3(I) OPTION" means an Option granted pursuant to Section 3(i) of the Ordinance to any person who is Non-Employee.

       2.23 "OPTIONEE" means a person who receives or holds an Option under the ISOP.

       2.24 "OPTION AGREEMENT" means the share option agreement between the Company and an Optionee that sets out the terms and conditions of an Option.

       2.25 "ORDINANCE" means the 1961 Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

       2.26 "PURCHASE PRICE" means the price for each Share subject to an Option.

       2.27 "RETIREMENT" shall mean Optionee's retirement pursuant to applicable law or in accordance with the terms of any tax-qualified retirement plan maintained by the Company or any of its Affiliates in which the Optionee participates.

       2.28 "SECTION 102" means section 102 of the Ordinance as now in effect or as hereafter amended.

       2.29 "SHARE" means the ordinary shares, 1.00 NIS par value each, of the Company.

       2.30 "SUCCESSOR COMPANY" means any entity the Company is merged to or is acquired by, in which the Company is not the surviving entity.

       2.31 "TRANSACTION" means (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company.

       2.32 "TRUSTEE" means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

       2.33   "UNAPPROVED  102  OPTION"  means an  Option  granted  pursuant  to
       Section 102(c) of the Ordinance and not held in trust by a Trustee.

       2.34 "VESTED OPTION" means any Option, which has already been vested according to the Vesting Dates.

       2.35 "VESTING DATES" means, as determined by the Board, the date as of which the Optionee shall be entitled to exercise the Options or part of the Options, as set forth in section 11 of the ISOP.

3.     ADMINISTRATION OF THE ISOP

       3.1 The Board shall have the power to administer the ISOP, all as provided by applicable law and in the Company's Articles of Association.

       3.2 The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as the Chairman shall determine. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

       3.3 The Board shall have the full power and authority to: (i) designate participants; (ii) determine the terms and provisions of the respective Option Agreements, including, but not limited to, the number of Options to be granted to each Optionee, the number of Shares to be covered by each Option, provisions concerning the time and the extent to which the Options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the Fair Market Value of the Shares covered by each Option; (iv) make an election as to the type of Approved 102 Option; and (v) designate the type of Options.

       In Addition the Board shall have the full power and authority to (i) alter any restrictions and conditions of any Options or Shares subject to any Options (ii) interpret the provisions and supervise the administration of the ISOP; (iii) accelerate the right of an Optionee to exercise in whole or in part, any previously granted Option; (iv) determine the Purchase Price of the Option; (v) prescribe, amend and rescind rules and regulations relating to the ISOP; and (vi) make all other determinations deemed necessary or advisable for the administration of the ISOP.

       3.4 The Board shall have the authority to grant, at its discretion, to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having a purchase price equal to, lower than or higher than the Purchase Price of the original Option so surrendered and canceled and containing such other terms and conditions as the Board may prescribe in accordance with the provisions of the ISOP.

       3.5 Subject to the Company's Articles of Association, all decisions and selections made by the Board pursuant to the provisions of the ISOP shall be made by a majority of its members except that no member of the Board shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board relating to any Option to be granted to that member. Any decision reduced to writing shall be executed in accordance with the provisions of the Company's Articles of Association, as the same may be in effect from time to time.

       3.6 The interpretation and construction by the Board of any provision of the ISOP or of any Option Agreement thereunder shall be final and conclusive unless otherwise determined by the Board.

       3.7 Subject to the Company's Articles of Association and the Company's decision, and to all approvals legally required, including, but not limited to the provisions of the Companies Law, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the ISOP unless arising out of such member's own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company's Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

4.     DESIGNATION OF PARTICIPANTS

       4.1 The persons eligible for participation in the ISOP as Optionees shall include any Employees and/or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Options; (ii) Non-Employees may only be granted 3(i) Options; and (iii) Controlling Shareholders may only be granted 3(i) Options.

       4.2 The grant of an Option hereunder shall neither entitle the Optionee to participate nor disqualify the Optionee from participating in, any other grant of Options pursuant to the ISOP or any other option or share plan of the Company or any of its Affiliates.

       4.3 Anything in the ISOP to the contrary notwithstanding, all grants of Options to directors and office holders shall be authorized and implemented in accordance with the provisions of the Companies Law or any successor act or regulation, as in effect from time to time.

5.     DESIGNATION OF OPTIONS PURSUANT TO SECTION 102

       5.1    The Company may designate Options granted to Employees pursuant to
       Section 102 as Unapproved 102 Options or Approved 102 Options.

       5.2 The grant of Approved 102 Options shall be made under this ISOP adopted by the Board as described in Section 15 below, and shall be conditioned upon the approval of this ISOP by the ITA as required by
       Section 102.

       5.3 Approved 102 Option may either be classified as Capital Gain Option ("CGO") or Ordinary Income Option ("OIO").

       5.4 Approved 102 Option elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) shall be referred to herein as CGO.

       5.5 Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) shall be referred to herein as OIO.

       5.6 The Company's election of the type of Approved 102 Options as CGO or OIO granted to Employees (the "ELECTION"), shall be appropriately filed with the ITA before the Date of Grant of an Approved 102 Option. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Option under this ISOP and shall remain in effect until the end of the year following the year during which the Company first granted Approved 102 Options. The Election shall obligate the Company to grant ONLY the type of Approved 102 Option it has elected, and shall apply to all Optionees who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options simultaneously.

       5.7 All Approved 102 Options must be held in trust by a Trustee, as described in Section 6 below.

       5.8 For the avoidance of doubt, the designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102 of the Ordinance and the regulations promulgated thereunder.

       5.9 With regards to Approved 102 Options, the provisions of the ISOP and/or the Option Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer's permit, and the said provisions and permit shall be deemed an integral part of the ISOP and of the Option Agreement. Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to
       Section 102, which is not expressly specified in the ISOP or the Option Agreement, shall be considered binding upon the Company and the Optionees.

6.     TRUSTEE

       6.1 Approved 102 Options which shall be granted under the ISOP and/or any Shares allocated or issued upon exercise of such Approved 102 Options and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Optionees for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the "HOLDING PERIOD"). In the case the requirements for Approved 102 Options are not met, then the Approved 102 Options may be treated as Unapproved 102 Options, all in accordance with the provisions of Section 102 and regulations promulgated thereunder.

       6.2 Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Options prior to the full payment of the Optionee's tax liabilities arising from Approved 102 Options which were granted to him and/or any Shares allocated or issued upon exercise of such Options.

       6.3 With respect to any Approved 102 Option, subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, an Optionee shall not sell or release from trust any Share received upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Optionee.

       6.4 Upon receipt of Approved 102 Option, the Optionee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the ISOP, or any Approved 102 Option or Share granted to him thereunder.

7.     SHARES RESERVED FOR THE ISOP; RESTRICTION THEREON

       7.1 The Company has reserved 2,500,000 (two million,five hundred thousand) authorized but unissued Shares, for the purposes of the ISOP and for the purposes of any other share option plans which may be adopted by the Company in the future, subject to adjustment as set forth in
       Section 9 below. Any Shares which remain unissued and which are not subject to the outstanding Options at the termination of the ISOP shall cease to be reserved for the purpose of the ISOP, but until termination of the ISOP the Company shall at all times reserve sufficient number of Shares to meet the requirements of the ISOP. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares subject to such Option may again be subjected to an Option under the ISOP or under the Company's other share option plans.

       7.2 Each Option granted pursuant to the ISOP, shall be evidenced by a written Option Agreement between the Company and the Optionee, in such form as the Board shall from time to time approve. Each Option Agreement shall state, among other matters, the number of Shares to which the Option relates, the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option), the Vesting Dates, the Purchase Price per share, the Expiration Date and such other terms and conditions as the Board in its discretion may prescribe, provided that they are consistent with this ISOP.

8.     PURCHASE PRICE

       8.1 The Purchase Price of each Share subject to an Option shall be determined by the Board in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. Each Option Agreement will contain the Purchase Price determined for each Optionee.

       8.2 The Purchase Price shall be payable upon the exercise of the Option in a form satisfactory to the Board, including without limitation, by cash or check. The Board shall have the authority to postpone the date of payment on such terms as it may determine.

       8.3 The Purchase Price shall be denominated in the currency of the primary economic environment of either the Company or the Optionee (that is the functional currency of the Company or the currency in which the Optionee is paid) as determined by the Company.

9.     ADJUSTMENTS

       Upon the occurrence of any of the following described events, Optionee's rights to purchase Shares under the ISOP shall be adjusted as hereafter provided:

       9.1 In the event of Transaction, the unexercised Options then outstanding under the ISOP shall be assumed or substituted for an appropriate number of shares of each class of shares or other securities of the Successor Company (or a parent or subsidiary of the Successor Company) as were distributed to the shareholders of the Company in connection and with respect to the Transaction. In the case of such assumption and/or substitution of Options, appropriate adjustments shall be made to the Purchase Price so as to reflect such action and all other terms and conditions of the Option Agreements shall remain unchanged, including but not limited to the vesting schedule, all subject to the determination of the Board or the Board, which determination shall be in their sole discretion and final. The Company shall notify the Optionee of the Transaction in such form and method as it deems applicable at least ten (10) days prior to the effective date of such Transaction.

       9.2 Notwithstanding the above and subject to any applicable law, the Board shall have full power and authority to determine that in certain Option Agreements there shall be a clause instructing that, if in any such Transaction as described in section 9.1 above, the Successor Company (or parent or subsidiary of the Successor Company) does not agree to assume or substitute for the Options, the Vesting Dates shall be accelerated so that any unvested Option or any portion thereof shall be immediately vested as of the date which is ten (10) days prior to the effective date of the Transaction.

       9.3 For the purposes of section 9.1 above, an Option shall be considered assumed or substituted if, following the Transaction, the Option confers the right to purchase or receive, for each Share underlying an Option immediately prior to the Transaction, the consideration (whether shares, options, cash, or other securities or property) received in the Transaction by holders of shares held on the effective date of the Transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Transaction is not solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary, the Board may, with the consent of the Successor Company, provide for the consideration to be received upon the exercise of the Option to be solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary equal in Fair Market Value to the per Share consideration received by holders of a majority of the outstanding shares in the Transaction; and provided further that the Board may determine, in its discretion, that in lieu of such assumption or substitution of Options for options of the Successor Company or its parent or subsidiary, such Options will be substituted for any other type of asset or property including cash which is fair under the circumstances.

       9.4 If the Company is voluntarily liquidated or dissolved while unexercised Options remain outstanding under the ISOP, the Company shall immediately notify all unexercised Option holders of such liquidation, and the Option holders shall then have ten (10) days to exercise any unexercised Vested Option held by them at that time, in accordance with the exercise procedure set forth herein. Upon the expiration of such ten-days period, all remaining outstanding Options will terminate immediately.

       9.5 If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a share dividend (bonus shares), share split, combination or exchange of shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of the Shares subject to the ISOP or subject to any Options therefore granted, and the Purchase Prices, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Purchase Price, provided, however, that no adjustment shall be made by reason of the distribution of subscription rights (rights offering) on outstanding shares. Upon happening of any of the foregoing, the class and aggregate number of Shares issuable pursuant to the ISOP (as set forth in Section 7 hereof), in respect of which Options have not yet been exercised, shall be appropriately adjusted, all as will be determined by the Board whose determination shall be final.

10.    TERM AND EXERCISE OF OPTIONS

       10.1 Options shall be exercised by the Optionee by giving written notice to the Company and/or to any third party designated by the Company (the "REPRESENTATIVE"), in such form and method as may be determined by the Company and when applicable, by the Trustee in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Purchase Price at the Company's or the Representative's principal office. The notice shall specify the number of Shares with respect to which the Option is being exercised.

       10.2 Options, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the Option Agreement; and (ii) the expiration of any extended period in any of the events set forth in section 10.5 below.

       10.3 The Options may be exercised by the Optionee in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of section 10.5 below, the Optionee is employed by or providing services to the Company or any of its Affiliates, at all times during the period beginning with the granting of the Option and ending upon the date of exercise.

       10.4 Subject to the provisions of section 10.5 below, in the event of termination of Optionee's employment or services, with the Company or any of its Affiliates, all Options granted to such Optionee will immediately expire. A notice of termination of employment or service shall be deemed to constitute termination of employment or service. For the avoidance of doubt, in case of such termination of employment or service, the unvested portion of the Optionee's Option shall not vest and shall not become exercisable.

       10.5 Notwithstanding anything to the contrary hereinabove and unless otherwise determined in the Optionee's Option Agreement, an Option may be exercised after the date of termination of Optionee's employment or service with the Company or any Affiliates during an additional period of time beyond the date of such termination, but only with respect to the number of Vested Options at the time of such termination according to the Vesting Dates, if:

       (i) termination is without Cause, in which event any Vested Option still in force and unexpired may be exercised within a period of ninety
       (90) days after the date of such termination; or-

       (ii) termination is the result of death or disability of the Optionee, in which event any Vested Option still in force and unexpired may be exercised subject to the period determined in section 15.

       (iii) prior to the date of such termination, the Board shall authorize an extension of the terms of all or part of the Vested Options beyond the date of such termination for a period not to exceed the period during which the Options by their terms would otherwise have been exercisable.

       (iv) termination is the result of Retirement of the Optionee, in which event any Vested Option still in force and unexpired may be exercised within a period of twelve (12) months after the date of such termination;

       For avoidance of any doubt, if termination of employment or service is for Cause, any outstanding unexercised Option (whether vested or non-vested), will immediately expire and terminate, and the Optionee shall not have any right in connection to such outstanding Options.

       10.6 To avoid doubt, the Optionees shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares purchasable upon the exercise of any Option, nor shall they be deemed to be a class of shareholders or creditors of the Company for purpose of the operation of sections 350 and 351 of the Companies Law or any successor to such section, until registration of the Optionee as holder of such Shares in the Company's register of shareholders upon exercise of the Option in accordance with the provisions of the ISOP, but in case of Options and Shares held by the Trustee, subject to the provisions of
       Section 6 of the ISOP.

       10.7 Any form of Option Agreement authorized by the ISOP may contain such other provisions as the Board may, from time to time, deem advisable.

       10.8 With respect to Unapproved 102 Option, if the Optionee ceases to be employed by the Company or any Affiliate, the Optionee shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

11.    VESTING OF OPTIONS

       11.1 Subject to the provisions of the ISOP, each Option shall vest following the Vesting Dates and for the number of Shares as shall be provided in the Option Agreement. However, no Option shall be exercisable after the Expiration Date.

       11.2 An Option may be subject to such other terms and conditions on the time or times when it may be exercised, as the Board may deem appropriate. The vesting provisions of individual Options may vary.

12.    PURCHASE FOR INVESTMENT

       The Company's obligation to issue or allocate Shares upon exercise of an Option granted under the ISOP is expressly conditioned upon: (a) the Company's completion of any registration or other qualifications of such Shares under all applicable laws, rules and regulations or (b) representations and undertakings by the Optionee (or his legal representative, heir or legatee, in the event of the Optionee's death) to assure that the sale of the Shares complies with any registration exemption requirements which the Company in its sole discretion shall deem necessary or advisable. Such required representations and undertakings may include representations and agreements that such Optionee (or his legal representative, heir, or legatee): (a) is purchasing such Shares for investment and not with any present intention of selling or otherwise disposing thereof; and (b) agrees to have placed upon the face and reverse of any certificates evidencing such Shares a legend setting forth (i) any representations and undertakings which such Optionee has given to the Company or a reference thereto and (ii) that, prior to effecting any sale or other disposition of any such Shares, the Optionee must furnish to the Company an opinion of counsel, satisfactory to the Company, that such sale or disposition will not violate the applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee.

13.    DIVIDENDS

       With respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Options) allocated or issued upon the exercise of Options purchased by the Optionee and held by the Optionee or by the Trustee, as the case may be, the Optionee shall be entitled to receive dividends in accordance with the quantity of such Shares, subject to the provisions of the Company's Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102 and the rules, regulations or orders promulgated thereunder.

14.    RESTRICTIONS ON ASSIGNABILITY AND SALE OF OPTIONS

       14.1 No Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the ISOP, and during the lifetime of the Optionee each and all of such Optionee's rights to purchase Shares hereunder shall be exercisable only by the Optionee.

       Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

       14.2 As long as Options and/or Shares are held by the Trustee on behalf of the Optionee, all rights of the Optionee over the Shares are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

15.    EFFECTIVE DATE AND DURATION OF THE ISOP

       The ISOP shall be effective as of the day it was adopted by the Board and shall terminate at the end of ten (10) years from such day of adoption.

16.    AMENDMENTS OR TERMINATION

       The Board may at any time, but when applicable, after consultation with the Trustee, amend, alter, suspend or terminate the ISOP. No amendment, alteration, suspension or termination of the ISOP shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Company, which agreement must be in writing and signed by the Optionee and the Company. Termination of the ISOP shall not affect the Board's ability to exercise the powers granted to it hereunder with respect to Options granted under the ISOP prior to the date of such termination.

17.    GOVERNMENT REGULATIONS

       The ISOP, and the granting and exercise of Options hereunder, and the obligation of the Company to sell and deliver Shares under such Options, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee, including the registration of the Shares under the United States Securities Act of 1933, and the Ordinance and to such approvals by any governmental agencies or national securities exchanges as may be required. Nothing herein shall be deemed to require the Company to register the Shares under the securities laws of any jurisdiction.

18.    CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES

       Neitherthe ISOP nor the Option Agreement with the Optionee shall impose any obligation on the Company or an Affiliate thereof, to continue any Optionee in its employ or service, and nothing in the ISOP or in any Option granted pursuant thereto shall confer upon any Optionee any right to continue in the employ or service of the Company or an Affiliate thereof or restrict the right of the Company or an Affiliate thereof to terminate such employment or service at any time.

19.    GOVERNING LAW & JURISDICTION

       The ISOP shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Haifa, Israel shall have sole jurisdiction in any matters pertaining to the ISOP.

20.    TAX CONSEQUENCES

       20.1 Any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

       20.2 The Company and/or, when applicable, the Trustee shall not be required to release any Share certificate to an Optionee until all required payments have been fully made.

21.    NON-EXCLUSIVITY OF THE ISOP

       The adoption of the ISOP by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Options otherwise than under the ISOP, and such arrangements may be either applicable generally or only in specific cases.

       For the avoidance of doubt, prior grant of options to Optionees of the Company under their employment agreements, and not in the framework of any previous option plan, shall not be deemed an approved incentive arrangement for the purpose of this Section.

22.    MULTIPLE AGREEMENTS

       The terms of each Option may differ from other Options granted under the ISOP at the same time, or at any other time. The Board may also grant more than one Option to a given Optionee during the term of the ISOP, either in addition to, or in substitution for, one or more Options previously granted to that Optionee.